As filed with the Securities and Exchange Commission on January 14, 1999
                                                   Registration No. 0-24633

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549


                        AMENDMENT NO. 2

                               to

                           FORM 10-SB/A


      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        RAKO CORPORATION
         (Name of Small Business Issuer in its charter)


            IDAHO                           91-0853320
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification No.)


              3256 Agate Court, Boise, Idaho 83705
      (Address of principal executive officers) (Zip Code)


Issuer's telephone number:    (208) 336-3036


Securities to be registered under Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

               N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

            Common Stock, par value $.001 per share
                        (Title of Class)

                        RAKO CORPORATION

                           FORM 10-SB

                       TABLE OF CONTENTS
                                                                          PAGE
                                  PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . . .           3

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . . . .          11

ITEM 3.   Description of Property. . . . . . . . . . . . . . . . .          14

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . . . .          14

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . .          15

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . . . .          17

ITEM 7.   Certain Relationships and Related Transactions . . . . .          17

ITEM 8.   Description of Securities. . . . . . . . . . . . . . . .          18

                                  PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . . . .          18

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . .          22

ITEM 3.   Changes in and Disagreements with Accountants. . . . . .          22

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . . . .          22

ITEM 5.   Indemnification of Directors and Officers. . . . . . . .          22

                                 PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . .          23
                                 PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . .         S-1

ITEM 2.   Description of Exhibits. . . . . . . . . . . . . . . . .         S-1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .         S-2


                                  PART I

     Except as otherwise indicated, the information in this Registration Statement reflects the one (1) share for three (3) shares reverse stock split of the common Stock in May 1996, and the two (2)shares for one (1) share forward stock split effected in March 1998.

ITEM  1.

Business Development

     Rako Corporation (the "Company") was organized on October 10, 1968, under the laws of the State of Idaho as Bell Silver Mining and Milling Corporation, having the stated purpose of engaging in various oil and mining activities. The Company engaged in limited oil and mining operations and, from the time of its inception, the Company has undergone several name changes and business changes.

     On May 3, 1969, the Company changed its name to Silver Strike Mining Co., Inc. In 1973, the Company entered into a Merger Agreement with Best Corporation, a Montana corporation ("Best"), whereby Best was merged with and into the Company with the Company being the surviving corporate entity. In connection with the merger with Best, the Company changed its name to Rako Corporation, evidenced by the Certificate of Amendment filed with the State of Idaho on May 17, 1973. Although the Company did perform some mining activities, it was inactive from approximately 1986 to April 1996.

     On April 4, 1996, the Company entered into a Letter of Intent whereby it was proposed that the Company would acquire all the issued and outstanding shares of Spencer Entertainment, Inc., a Nevada corporation ("Spencer"), in exchange for the issuance of shares of the Company's common stock representing a controlling interest in the Company. A special meeting of shareholders was called for May 9, 1996. At that meeting, the proposal to acquire Spencer was voted on and approved in addition to various other proposals including the election of a new Board of Directors consisting of nominees of Spencer, the one (1) share for three (3) shares reverse stock split, and the change of the corporate name to Spencer Entertainment, Inc. Following the special meeting, the Company changed its name to Spencer Entertainment, Inc. on May 15, 1996.

     At the time of the acquisition of Spencer, the Company intended to become engaged in the film and entertainment business, specializing in co-production and foreign distribution of high quality films as well as obtaining video merchandising and music rights connected with the films with which it became involved. However, the new principals and directors of the Company were unable to facilitate the business plan of Spencer and secure adequate funding. Thus, on November 22, 1996, the Company finalized a Rescission Agreement with Spencer whereby the Acquisition Agreement was rescinded and the 3,150,000 shares of the Company's common stock issued in connection with the Acquisition Agreement, were returned to the Company and canceled. From May 9, 1996 to November 22, 1996, the Company did not engage in any material business operations. In connection with the Rescission Agreement, the Company's directors that were nominated by Spencer were replaced by those persons who were directors of the Company immediately prior to the Acquisition Agreement. On March 17, 1998, the Company held a special meeting of shareholders, at which meeting the shareholders ratified the rescission of the Acquisition Agreement with Spencer, approved the proposal to change the Company's name to Rako Corporation and approved the proposal to effect the two (2) shares for one (1) share forward stock split of the Company's issued and outstanding common stock.

     Since November 1996, the Company has been active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's current shareholders will experience substantial dilution and there will be a probable change in control of the Company.

     The Company is voluntarily filling this registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. Further, management believes that this could possibly make the Company more attractive to an operating business
opportunity as a potential merger or acquisition candidate.   As a
result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file its periodic reports under the Exchange Act in the event its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

     Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit the Company's potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without undo time and expense.

     The Company's principal executive offices are located at 3256 Agate Court, Boise, Idaho 83705, and its telephone number is (208) 336-3036.

Business of Issuer

     The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

     Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider.
Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

     Management of the Company intends to use various resources in the search for potential business opportunities including, but not limited to, the Company's officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with a particular consultant regarding the Company's search for business opportunities. Company management has in the past consulted with Williams Investment Co. ("Williams"), a consulting company located in Salt Lake City, Utah. Because there is no agreement or understanding with Williams, the Company may use other consultants if it so elects. However, due to its past experience, the Company may use the consulting and advisory services of Williams. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants for the Company.

     If the Company elects to engage an independent consultant, it will look only to consultants that have experience in working with small companies in search of an appropriate business opportunity. Also, the consultant must have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would like to engage a consultant that will provide services for only nominal up-front consideration and is willing to be fully compensated only at the close of a business consolidation.

     The Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.
Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

     Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

     In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

     Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger

     Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved.
Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

     Because of the Company's current situation, having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company. Most likely, the owners of the business opportunity which the Company acquires or mergers with will acquire control of the Company following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities, rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

     Management does not presently intend to borrow funds to
compensate any persons, consultants, promoters or affiliates in relation to the consummation of a potential merger or acquisition. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities.  These possible private sales would most likely have to be to persons known by the directors of the
Company or to venture capitalists that would be willing to accept the risks associated with investing in a company with no current operation. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds on the best available terms for the Company.  However, there can be no assurance that the Company will be able to obtain
additional funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company does not anticipate using Regulation S under
the Securities Act of 1933,     as amended (the "Act"),      to raise
any funds prior to consummation of a merger or acquisition. Although not presently anticipated, there is a remote possibility that the Company could sell securities to its management or affiliates.

     In the case of a future acquisition or merger, there exists a possibility that a condition of such transaction might include the sale of shares presently held by officers and/or directors of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms. However, if this situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers and directors, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by the Company and the appropriate business opportunity and the finder. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee was paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of corporate opportunity. Further, in the unlikely event a finder's fee was to be paid to an affiliate, the Company would have such an arrangement ratified by the shareholders in an appropriate manner.

     Presently, it is highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters have an ownership interest. Any possible related party transaction of this type would have to be ratified by a disinterested Board of Directors and by the shareholders. Management does not anticipate that the Company will acquire or merge with any related entity. Further, as of the date hereof, none of the Company's officers, directors, or affiliates or associates have had any preliminary contact or discussions with any specific business opportunity, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity.

Rights of Shareholders

     It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. However, under Delaware law, certain actions that would routinely be taken at a meeting of shareholders, may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders. Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition or a merger, minority shareholders would not be given the opportunity to vote on the issue. The Board of Directors will have the discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interest of the Company to do so. Regardless of whether an action to acquire or merge is ratified by written consent or by holding a shareholders' meeting, the Company will provide to its shareholders complete disclosure documentation concerning a potential target business opportunity including the appropriate audited financial statements of the target. This information will be disseminated by proxy statement in the event a shareholders' meeting is held, or by subsequent report to the shareholders if the action is taken by written consent.

Competition

     Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

Employees

     As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

     The Company is currently using as its principal place of business the personal residence of its President located in Boise, Idaho. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company will secure commercial office space from which it will conduct its business. However, until such time as the Company completes an acquisition or merger, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. The Company has no current plans to secure such commercial office space.

Industry Segments

     No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.

ITEM 2.   Management's Discussion and Analysis or Plan of Operation

     The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

     The Company is considered a development stage company with no assets or capital and with no significant operations or income since approximately 1986. The costs and expenses associated with the preparation and filing of this registration statement have been paid for by a shareholder of the Company. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

     In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company related to it business and operations following a successful acquisition or merger.

Plan of Operation

    During the next 12 months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

    The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Net Operating Loss

    The Company has accumulated approximately $2,000 of net operating loss carryforwards as of September 30, 1998, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carry-forwards expire in the year 2011. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1997 or the nine month period ended September 30, 1998 because there is a 50% or greater chance that the carryforward will not be used. Accordingly, the potential tax benefit of the loss carryforward is offset by a valuation allowance of the same amount.

Recent Accounting Pronouncements

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

    The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributors to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

    SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

    In the opinion of management, inflation has not had a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

    This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company search for appropriate business opportunities and subsequently acquire or merge with such entity, to meet its cash and working capital needs, the ability of the Company to maintain its existence as a viable entity, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

ITEM 3.  Description of Property

    The information required by this Item 3, Description of Property, is set forth in Item 1, Description of Business, of this Form 10-SB/A.

ITEM 4.  Security Ownership of Certain Beneficial Owners and
         Management

    The following table sets forth information, to the best of the Company's knowledge, as of December 1, 1998, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

Name and Address                   Amount and Nature of         Percent
of Beneficial Owner                Beneficial Ownership       of Class(1)
Kenneth D. Montee*                         363,334                35.4%
  3256 Agate Court
  Boise, ID 83850
Al Scarth                                  363,334                35.4%
  421 Sherman
  Coeur D'Alene, ID 83814
Edward Cowle                                92,694                 9.0%
  102 East 87th Street
  New York, NY 10128
All directors and officers                 363,334                35.4%
  a group (2 persons)

      *   Director and/or executive officer
          Note:     Unless otherwise indicated in the footnotes below, the
          Company has been advised that each person above has sole voting power over the shares indicated above.

               (1) Based upon 1,025,030 shares of common stock outstanding on December 1, 1998.

ITEM 5.   Directors, Executive Officers, Promoters and Control
          Persons

Executive Officers and Directors

     The executive officers and directors of the Company are as follows:

           Name              Age            Position
    Kenneth D. Montee        55        President, Chief Executive
                                        Officer and Director
    Ray Montee               53        Secretary / Treasurer and
                                        Director
___________________________

    All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. However, due to the Company's lack of funds, the directors will defer their expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees. Presently, none of the Company's directors are directors of any other "shell" or "blank check" companies or other corporations that are actively
pursuing acquisitions or mergers,    and management has not
been involved with previous blank check offerings.
Current management of the Company has no present intent, nor is it likely that they will become involved with promoting other shell or blank check companies in the foreseeable future.

    No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

    All of the Company's present directors have other full-time employment and will routinely devote only such time to the Company necessary to maintain its viability. It is estimated that each director will devote less than ten hours per month to the Company's activities. The directors will, when the situation requires, review potential business opportunities or actively participate in negotiations for a potential merger or acquisition on an as-needed-basis.

    Currently, there is no arrangement, agreement or understanding between the Company's management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's shareholders. However, the Board of Directors is elected by the shareholders and the shareholders have the ultimate say in who represents them on the Board of Directors. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

    In connection with the preparation and filing of this registration statement, one of the Company's shareholders, Edward F. Cowle, has paid for certain legal and professional fees related to the registration statement. Although, as of the date hereof there is no agreement or arrangement for Mr. Cowle to provide additional funds, the Company is not precluded from approaching Mr. Cowle or any other shareholder and requesting additional financial assistance. Because such additional funding is only speculative at this time, the Company has not developed any criteria or plans related to this funding.

    The business experience of each of the persons listed above during the past five years is as follows:

    Kenneth D. Montee, age 55, is a graduate of Boise State University with a degree in Finance. Mr. Montee has been active in real estate and investments since 1972, owing his own real estate company and working for two years from 1980 to 1982 as a commodity broker with Dean Witter. In 1986, Mr. Montee acquired a controlling interest in Rako Corporation. From 1993 to the present, Mr. Montee has been a developer of real estate through various partnerships and corporations which he formed. He is also an active investor in securities and commodities. Mr. Montee is the brother of Ray Montee, Secretary / Treasurer and a director of the Company.

    Ray Montee, age 53, was for 23 years and until he retired from the business in December 1997, the President and a director of Ray's R.V.'s Inc., a recreational vehicle parts, service and sales company located in Coeur D'Alene, Idaho. Mr. Montee has also been since 1993, President and a director of Affordable Home Center, Inc., a manufactured home sales company. He is currently active as General Manager of Affordable's nine locations throughout Idaho, Washington and Montana. Mr. Montee attended North Idaho College from 1962 to 1964 taking general courses and vocational courses in body and fender repair. Mr. Montee is the brother of Kenneth D. Montee, President and a director of the Company.

ITEM 6.  Executive Compensation

    The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1997 and 1996, or for the nine month period ended September 30, 1998. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation.

ITEM 7.  Certain Relationships and Related Transactions

    During the past two fiscal years, there have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family

    The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

ITEM 8.  Description of Securities

Common Stock

    The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 1,025,030 shares are issued and outstanding as of the date hereof. In May 1996, the Company effected the one (1) share for three (3) shares reverse stock split of its common Stock, and in March 1998, the Company effected the two (2) shares for one (1) share forward stock split. All references to the Company's Common Stock herein are in post-split shares. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

    The Company is authorized to issue 20,000,000 shares of Preferred Stock, par value One Tenth of a Cent ($.001) per share. The Preferred Stock shall have preference as to dividends and to liquidation of the Corporation. The Board of Directors shall establish the specific rights, preferences, privileges and restrictions of such Preferred Stock, or any series thereof, at the time of issuance. As of the date hereof, no shares of Preferred Stock have been issued.

                             PART II

ITEM 1.  Market Price of And Dividends on the Registrant's Common
         Equity and Other Shareholder Matters

    No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company intends to make an application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board.
The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. Although the Company intends to submit its application to the OTC Bulletin Board contemporaneously with the filing of this registration statement, the Company does not anticipate its shares to be traded in the public market until such time as a merger or acquisition can be consummated. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions regarding shares of shell companies. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities. The Company's common stock last traded in a public market as Silver Strike Mining Co., Inc. during the 1970s.

    The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of
Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

    The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

    For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

    As of December 1, 1998 there were 93 holders of record of the Company's common stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees. Because there has been no established public trading market for the Company's securities, no trading history is presented herein.

    As of the date hereof, the Company has issued and outstanding 1,025,030 shares of common stock. In 1996, the Company issued 3,150,000 shares of common stock in connection with the acquisition of Spencer Entertainment, Inc. However, upon the rescission of the acquisition, all 3,150,000 shares were returned to the Company and canceled. No other shares of the Company's common stock have been issued during the preceding three fiscal years.

    Of the Company's total outstanding shares, 205,668 shares may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. Of these 205,668 shares, the Company has not identified any shares as being held by affiliates of the Company.

    A total of 819,362 shares are considered restricted securities and are presently held by affiliates and/or controlling shareholders of the Company. All 819,362 restricted shares are presently eligible for sale pursuant to Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

    All of the Company's issued and outstanding shares were issued by the Company prior to 1985 in exchange for mining claims, services rendered and for cash. Available corporate records indicate that the Company has not previously filed a registration statement with the Commission.

     In the absence of any evidence that the Company ever filed a registration statement with the Commission or with any other agency relating to the issuance of shares, it is concluded that all shares were issued as restricted securities. Available corporate records do not detail the circumstances related to all issuances of the Company's shares. Therefore no conclusion can be made as to whether such issuances were exempt from the registration requirements of Section 5 of the Act, what exemption may have been relied upon, or whether the issuances were subject to the registration provisions of Section 5. However, it must be noted that all issuances by the Company were made more than fourteen years ago and any applicable statutes of limitation regarding Section 5 have most assuredly long since expired.

     The Company's stock transfer records indicate that two shareholders acquired their shares in 1986 and one shareholder acquired shares in 1998. These shareholders acquired their shares from existing shareholders of the Company in private transactions not part of a public offering or distribution. These transactions were exempt from registration under the Act pursuant to the exemption provided by Section 4(1) of the Act.

     Because the balance of shareholders acquired their shares prior to 1985, the Company believes that any exemption relied upon or the sophistication of the shareholders is not relevant to this registration statement. Also, the Company is not aware of any private placement memorandum that may have been used in relation to the issuance of shares.

Dividend Policy

    The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.  Legal Proceedings

    There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.  Changes in and Disagreements With Accountants

    There have been no changes in or disagreements with accountants.

ITEM 4.  Recent Sales of Unregistered Securities

    On May 9, 1996, the Company issued a total of 3,150,000 shares of its authorized, but previously unissued common stock to the shareholders and designees of Spencer Entertainment, Inc, in connection with the acquisition of Spencer. This issuance was not registered with the Commission because it was believed to be exempt form the registration requirements of the Act under Section 4(2) of the Act. Upon the rescission of the acquisition, all 3,150,000 shares were returned to the Company and canceled. No other shares of the Company's common stock have been issued during the preceding three fiscal years.

ITEM 5.  Indemnification of Directors and Officers

    As permitted by the provisions of the Idaho General Business Corporation Law (the "Idaho Code"), the Company has the power to indemnify any officer or director who, in their capacity as such, is made a party to any suit or proceeding, whether criminal, administrative or investigative, if such officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, the person had no reasonable cause to believe their conduct was unlawful. An officer or director shall be indemnified against expenses to the extent they have been successful on the merits or otherwise in defense of any action, suit or proceeding. Indemnification or advance expenses to an officer or director is available only to the extent as permitted under Sections 30-1-850 through 30-1-859 of the Idaho Code. Further, the Idaho Code permits a corporation to purchase and maintain liability insurance on behalf of its officers and directors.

Transfer Agent

    The Company has designated Interstate Transfer Company, 56
West 400 South, Suite 260, Salt Lake City, Utah 84101, as its transfer agent.

                             PART F/S

    The Company's financial statements for the fiscal years ended December 31, 1997 and 1996 and the three month period ended March 31, 1998 have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB. The unaudited financial statements for the period ended September 30, 1998 have been prepared by the Company.

                        RAKO CORPORATION
                 (A Development Stage Company)

                      FINANCIAL STATEMENTS

              March 31, 1998 and December 31, 1997

                           (Audited)

                            CONTENTS


Independent Auditors' Report . . . . . . . . . . . . . . . .  F-3

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . .  F-4

Statements of Operations . . . . . . . . . . . . . . . . . .  F-5

Statements of Stockholders' Equity . . . . . . . . . . . . .  F-6

Statements of Cash Flows . . . . . . . . . . . . . . . . . .  F-7

Notes to the Financial Statements. . . . . . . . . . . . . .  F-8

                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Rako Corporation
Boise, Idaho

We have audited the accompanying balance sheets of Rako Corporation
(a development stage company) as of March 31, 1998 and December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the three months ended March 31, 1998, the years ended December 31, 1997 and 1996, and from inception on October 9, 1968 through March 31, 1998. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether he financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rako Corporation as of March 31, 1998 and December 31, 1997 and the results of its operations and its cash flows for the three months ended March 31, 1998, the years ended December 31, 1997 and 1996, and from inception on October 9, 1968 through March 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating revenues to date. Because the Company has no significant sources of revenue there is substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
May 19, 1998

                           RAKO CORPORATION
                    (A Development Stage Company)
                            Balance Sheets

                                ASSETS
                                     March 31,        December 31,
                                       1998              1997

CURRENT ASSETS                       $   -            $    -

  Total Current Assets                   -                 -

  Total Assets                       $   -            $    -

                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

 Accounts payable                    $   -                 -

  Total Current Liabilities              -                 -

STOCKHOLDERS' EQUITY

 Common stock at $0.001 par value;
  authorized 50,000,000 common
  shares and 20,000,000 preferred
  shares; 1,025,030 common shares
  issued and outstanding                1,025             1,025
 Additional paid-in capital            89,611            89,611
 Deficit accumulated during the
  development stage                   (90,636)          (90,636)

  Total Stockholders' Equity             -                 -

  TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY              $   -             $   -













                           RAKO CORPORATION
                    (A Development Stage Company)
                       Statements of Operations

                                                                      From
                                                                  Inception on
                             For the                                October 9,
                             Three Months   For the Years Ended   1968 Through
                               March 31,        December 31,        March 31,
                                 1998        1997          1996       1998

REVENUE                      $    -        $    -         $  -     $    -

EXPENSES                          -             -           2,461    (93,097)

NET LOSS FROM OPERATIONS     $    -        $    -          (2,461)  $(93,097)

LOSS PER SHARE               $   0.00      $   0.00       $  0.00



                        RAKO CORPORATION
                    (A Development Stage Company)
                  Statements of Stockholders' Equity
       From Inception on October 9, 1968 Through March 31, 1998

                                                                      Deficit
                                                                    Accumulated
                                                     Additional     During the
                                 Common Stock         Paid-in       Development
                               Shares    Amount       Capital         Stage

Inception on October 9, 1968       -     $  -        $     -        $     -

Common stock issued for mining
 claims recorded at predecessor
 cost of $0.00 per share       400,000      400            (400)          -



Common stock issued for services
 at $0.15 per share           400,000       400          59,600           -


Common stock issued for cash
 at $0.45 per share            14,734        15           6,615           -

Costs associated with
 stock offering                  -          -              (994)          -

Common stock issued for mining
 claims recorded at predecessor
 cost of $0.075 per share     333,334       333          24,667           -


Net loss for the period ended
 December 31, 1995               -          -              -           (90,636)

Balance,
 December 31, 1995          1,148,068     1,148          89,488        (90,636)

Cancellation of common stock (123,024)     (123)            123           -

Fractional shares adjustment      (14)      -              -              -

Capital contributed for payment
 of expenses                     -          -             2,461           -

Net loss for the year ended
 December 31, 1996               -          -              -            (2,461)

Balance,
 December 31, 1996          1,025,030     1,025          92,072        (93,097)

Net loss for the year ended
 December 31, 1997               -          -              -              -

Balance,
 December 31, 1997          1,025,030     1,025          92,072        (93,097)

Net loss for the three months
 ended March 31, 1998            -          -              -              -

Balance,
 March 31, 1998             1,025,030   $ 1,025        $ 92,072      $ (93,097)






                          RAKO CORPORATION
                    (A Development Stage Company)
                      Statements of Cash Flows

                                                                       From
                                                                   Inception on
                                   For the                          October 9,
                                Three Months  For the Years Ended  1968 Through
                                  March 31,       December 31,       March 31,
                                    1998     1997            1996      1998

CASH FLOWS FROM
  OPERATING ACTIVITIES

  Income (loss) from operations  $   -       $   -        $ (2,461) $ (93,097)

  Adjustments to reconcile net
   income to net cash provided
   by operating activities:
   Stock issued for services         -           -            -        60,000
   Increase (decrease) in accounts
    payable                          -           -            -        25,000

    Net Cash Used by Operating
     Activities                      -           -          (2,461)    (8,097)

CASH FLOWS FROM
 INVESTING ACTIVITIES                -           -            -          -

CASH FLOWS FROM
 FINANCING ACTIVITIES

  Issuance of common stock for cash  -           -            -         5,636
  Expenses paid on Company's behalf  -           -           2,461      2,461

    Net Cash Provided by
     Financing Activities            -           -           2,461      8,097

INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                -           -            -          -

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD              -           -            -          -

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                $   -       $   -        $   -     $    -


Cash Paid For:

 Interest                        $   -       $   -        $   -     $   -
 Income taxes                    $   -       $   -        $   -     $   -


SUPPLEMENTAL SCHEDULE OF
NON-CASH FINANCING ACTIVITIES

  Stock issued for services      $   -       $   -        $   -     $  60,000
  Stock issued for mining claims $   -       $   -        $   -     $  25,000






                        RAKO CORPORATION
                 (A Development Stage Company)
               Notes to the Financial Statements
         March 31, 1998 and December 31, 1997 and 1996

      NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

              On October 9, 1968, Bell Silver Mining and
              Milling Corporation was incorporated under the Laws of Idaho with the purpose of developing mining claims. On the date of incorporation, 10,000,000 shares of $0.10 par value common stock were authorized.

              On March 3, 1969, Bell Silver Mining and Milling Corporation changed its name to Silver Strike Mining Co. Inc. The number of shares of common stock authorized was changed from 10,000,000 shares of $0.10 par value common stock to 5,000,000 shares of $0.10 par value common stock.

              On May 17, 1973, Silver Strike Mining and
              Milling Co. Inc, changed its name to Rako
              Corporation.

              On March 25, 1996, the Articles of Incorporation were amended to change the par value of the common stock to $0.005 and the number of authorized shares to 100,000,000.

              On May 15, 1996, the Articles of Incorporation were amended to change the par value of he common stock to $0.001 and the number of authorized shares to 50,000,000 common and 20,000,000 preferred.

              The Company has elected a calendar year end.

      NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a. Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting.

              b. Provision for Taxes

              No provision for income taxes has been made due to the inactive status of the Company. The Company has net operating loss carryovers of approximately $2,000 which expire in 2011. The potential tax benefit of the loss carryovers has been offset in full by a valuation allowance.

              c. Cash Equivalents

              The Company considers all highly liquid
              investments with a maturity of three months or less when purchased to be cash equivalents.

              d.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                              RAKO CORPORATION
                       (A Development Stage Company)
                     Notes to the Financial Statements
               March 31, 1998 and December 31, 1997 and 1996

      NOTE 3 - GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company is seeking a merger with an existing, operating Company. (see Note 5). Currently management has committed to covering all operating and other costs until a merger is completed.

       NOTE 4 -  STOCK TRANSACTIONS

              On October 10, 1968, the Board of Directors issued 600,000 shares of $0.10 par value common stock for mining claims received from the founder of the Company. The claims were recorded at predecessor cost of $-0-.

              On October 10, 1968, the Board of Directors issued 600,000 shares of $0.10 par value common stock for services rendered during the organization of the Company.

              On October 28, 1969, the Board of Directors initiated a public offering in which 22,100 shares of $0.10 par value common stock were sold at a gross price of $0.30 per share.

              On September 13, 1984, the Board of Directors issued 500,000 shares of $0.10 par value common stock for mining claims which were recorded at predecessor cost of $0.05 per share.

              On April 10, 1996, the Company canceled 184,536 shares of common stock.

              On May 15, 1996, the shareholders effected a 1-for-3 reverse stock split of all the issued and outstanding common stock.

              On March 17, 1998, the shareholders effected a 2-for-1 forward stock split of all the issued and outstanding common stock.

              The accompanying financial statements reflect the stock splits on a retroactive basis.

      NOTES 5 - FAILED ACQUISITION

              On May 9, 1996, the shareholders voted to acquire all of the issued and outstanding shares of Spencer Entertainment, Inc., a Nevada Corporation, in exchange for the Company's authorized, but previously unissued common stock. On June 11, 1996, the Company issued 6,300,000 shares as part of the terms of this agreement, however, on November 22, 1996, the Company completed a recission agreement regarding the plan of reorganization and acquisition agreement between the Company and Spencer Entertainment, Inc. and canceled the 6,300,000 shares that were issued. The recission has been reflected in the financial statements on a retroactive basis.





















                        RAKO CORPORATION
                 (A Development Stage Company)

                      FINANCIAL STATEMENTS

                       September 30, 1998

                          (Unaudited)

                       RAKO CORPORATION
                 (A Development Stage Company)
                         Balance Sheets

                             ASSETS
                                         September 30,       December 31,
                                             1998               1997
                                          (Unaudited)
CURRENT ASSETS

 Cash                                    $      -            $     -

  Total Current Assets                          -                  -

  Total Assets                           $      -            $     -

              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

 Accounts payable                        $      -                  -

  Total Current Liabilities                     -                  -

STOCKHOLDERS' EQUITY

 Common stock at $0.001 par value; authorized
  50,000,000 common shares and 20,000,000
  preferred shares; 1,025,030 common shares
  issued and outstanding                       1,025              1,025
 Additional paid-in capital                   93,075             92,072
 Deficit accumulated during the
  development stage                          (94,100)           (93,097)

  Total Stockholders' Equity                    -                  -

  TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                  $      -             $    -

                        RAKO CORPORATION
                 (A Development Stage Company)
                    Statements of Operations

                                                                       From
                                                                    Inception on
                           For the                                   October 9,
                          Nine Months     For the Years Ended      1968 Through
                         September 30,        December 31,        September 30,
                              1998         1997          1996         1998
                          (Unaudited)                               (Unaudited)

REVENUE                  $     -       $     -       $      -       $     -

EXPENSES                      1,003          -             2,461       (94,100)

NET LOSS FROM OPERATIONS $   (1,003)   $     -       $    (2,461)   $  (94,100)

BASIC LOSS PER SHARE     $                  (0.00)   $     (0.00)   $    (0.00)

BASIC WEIGHTED AVERAGE
 NUMBER OF SHARES
 OUTSTANDING              1,025,030     1,025,030      1,025,030

                        RAKO CORPORATION
                 (A Development Stage Company)
               Statements of Stockholders' Equity
  From Inception on October 9, 1968 Through September 30, 1998

                                                                    Deficit
                                                                  Accumulated
                                                       Additional  During the
                                      Common Stock       Paid-in   Development
                                    Shares    Amount     Capital      Stage

Inception on October 9, 1968           -     $   -      $   -      $    -

Common stock issued for mining
 claims recorded at predecessor
 cost of $0.00 per share            400,000       400       (400)       -

Common stock issued for services
 at $0.15 per share                 400,000       400     59,600        -

Common stock issued for cash
 at $0.45 per share                  14,734        15      6,615        -

Costs associated with stock offering   -         -          (994)       -

Common stock issued for mining
 claims recorded at predecessor
 cost of $0.075 per share           333,334       333     24,667        -

Net loss for the period ended
 December 31, 1995                     -         -          -        (90,636)

Balance, December 31, 1995       1,148,068      1,148     89,488     (90,636)

Cancellation of common stock      (123,024)      (123)       123        -

Fractional shares adjustment           (14)      -          -           -

Capital contributed for payment of
 expenses                             -          -         2,461        -

Net loss for the year ended
 December 31, 1996                    -          -          -         (2,461)

Balance, December 31, 1996       1,025,030      1,025     92,072     (93,097)

Net loss for the year ended
 December 31, 1997                    -          -          -           -

Balance, December 31, 1997       1,025,030     1,025      92,072     (93,097)

Capital contributed for payment of
 expenses (unaudited)                 -         -          1,003        -

Net loss for the nine months ended
 September 30, 1998 (unaudited)       -         -           -         (1,003)

Balance, September 31, 1998
 (unaudited)                     1,025,030  $  1,025  $   93,075  $  (94,100)

                         RAKO CORPORATION
                  (A Development Stage Company)
                     Statements of Cash Flows

                                                                      From
                                                                 Inception on
                                 For the                           October 9,
                               Nine Months   For the Years Ended  1968 Through
                               September 30,    December 31,     September 30,
                                    1998      1997        1996       1998
                                (Unaudited)                       (Unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES

 Income (loss) from operations   $ (1,003)  $   -      $ (2,461)  $ (94,100)
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
  Stock issued for services          -          -          -         60,000
  Increase (decrease) in accounts
   payable                           -          -          -         25,000

   Net Cash Used by Operating
    Activities                     (1,003)      -        (2,461)     (9,100)

CASH FLOWS FROM
 INVESTING ACTIVITIES                -          -          -           -

CASH FLOWS FROM
 FINANCING ACTIVITIES

 Issuance of common stock for cash   -          -          -          5,636
 Expenses paid on Company's behalf  1,003       -         2,461       3,464

   Net Cash Provided by
    Financing Activities            1,003       -         2,461       9,100

INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                -          -          -           -

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD              -          -          -           -

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                $   -      $   -      $   -       $   -

Cash Paid For:

 Interest                        $   -     $    -      $   -       $   -
 Income taxes                    $   -     $    -      $   -       $   -


SUPPLEMENTAL SCHEDULE OF
NON-CASH FINANCING ACTIVITIES

 Stock issued for services       $   -     $    -      $   -       $ 60,000
 Stock issued for mining claims  $   -     $    -      $   -       $ 25,000


                         RAKO CORPORATION
                  (A Development Stage Company)
                Notes to the Financial Statements
             September 30, 1998 and December 31, 1997

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

        On October 9, 1968, Bell Silver Mining and Milling
        Corporation was incorporated under the Laws of Idaho with the purpose of developing mining claims. On the date of incorporation, 10,000,000 shares of $0.10 par value common stock were authorized.

        On March 3, 1969, Bell Silver Mining and Milling Corporation changed its name to Silver Strike Mining Co. Inc. The number of shares of common stock authorized was changed from 10,000,000 shares of $0.10 par value common stock to 5,000,000 shares of $0.10 par value common stock.

        On May 17, 1973, Silver Strike Mining and Milling Co. Inc, changed its name to Rako Corporation.

        On March 25, 1996, the Articles of Incorporation were amended to change the par value of the common stock to $0.005 and the number of authorized shares to 100,000,000.

        On May 15, 1996, the Articles of Incorporation were amended to change the par value of he common stock to $0.001 and the number of authorized shares to 50,000,000 common and 20,000,000 preferred.

        The Company has elected a calendar year end.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        a. Accounting Method

        The Company's financial statements are prepared using the accrual method of accounting.

        b. Provision for Taxes

        No provision for income taxes has been made due to the inactive status of the Company. The Company has net operating loss carryovers of approximately $2,000 which expire in 2011. The potential tax benefit of the loss carryovers has been offset in full by a valuation allowance.

        c. Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        d.  Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                          RAKO CORPORATION
                   (A Development Stage Company)
                 Notes to the Financial Statements
              September 30, 1998 and December 31, 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        e.  Unaudited Financial Statements

        The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

NOTE 3 - GOING CONCERN

        The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company is seeking a merger with an existing, operating Company. (see Note 5). Currently management has committed to covering all operating and other costs until a merger is completed.

 NOTE 4 - STOCK TRANSACTIONS

        On October 10, 1968, the Board of Directors issued 600,000 shares of $0.10 par value common stock for mining claims received from the founder of the Company. The claims were recorded at predecessor cost of $-0-.

        On October 10, 1968, the Board of Directors issued 600,000 shares of $0.10 par value common stock for services rendered during the organization of the Company.

        On October 28, 1969, the Board of Directors initiated a public offering in which 22,100 shares of $0.10 par value common stock were sold at a gross price of $0.30 per share.

        On September 13, 1984, the Board of Directors issued 500,000 shares of $0.10 par value common stock for mining claims which were recorded at predecessor cost of $0.05 per share.

        On April 10, 1996, the Company canceled 184,536 shares of common stock.

        On May 15, 1996, the shareholders effected a 1-for-3 reverse stock split of all the issued and outstanding common stock.

        On March 17, 1998, the shareholders effected a 2-for-1 forward stock split of all the issued and outstanding common stock.

        The accompanying financial statements reflect the stock splits on a retroactive basis.

                         RAKO CORPORATION
                  (A Development Stage Company)
                Notes to the Financial Statements
             September 30, 1998 and December 31, 1997

NOTES 5 - FAILED ACQUISITION

        On May 9, 1996, the shareholders voted to acquire all of the issued and outstanding shares of Spencer Entertainment, Inc., a Nevada Corporation, in exchange for the Company's authorized, but previously unissued common stock. On June 11, 1996, the Company issued 6,300,000 shares as part of the terms of this agreement, however, on November 22, 1996, the Company completed a recission agreement regarding the plan of reorganization and acquisition agreement between the Company and Spencer Entertainment, Inc. and canceled the 6,300,000 shares that were issued. The recission has been reflected in the financial statements on a retroactive basis.

                                 PART III

ITEM 1.  Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                 Exhibit Name

   2.1*     Acquisition Agreement and Plan of Reorganization with
            Spencer Entertainment, Inc.
   3.1*     Articles of Incorporation and Amendments thereto
   3.2*     By-Laws of Registrant
   4. *     See Exhibit No. 3.1, Articles of Incorporation,
            Article V
  10.1*     Rescission Agreement with Spencer Entertainment, Inc.
  27.*      Financial Data Schedule
________________
* Previously filed

 2.         Description of Exhibits

    See Item I above.

                                SIGNATURES

    In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                   RAKO CORPORATION
                                          (Registrant)



Date: January 14, 1999             By:  /S/  Kenneth D. Montee
                                   Kenneth D. Montee
                                   President, Chief Executive
                                   Officer and Director